October 25, 2013

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Leerink Swann LLC

One Federal Street, 37th Floor

Boston, Massachusetts 02110

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Ruairi Regan

Re:          Veracyte, Inc.

Registration Statement on Form S-1

Filed October 17, 2013

Registration No. 333- 191282

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we, the representatives of the several underwriters, wish to advise that between October 17, 2013 and the date hereof, 1,600 copies of the Preliminary Prospectus dated October 17, 2013 were distributed as follows:

•                  438 to 4 prospective underwriters;

•                  885 to 885 institutional investors;

•                  0 to 0 dealers; and

•                  277 to 277 others.

The undersigned, as representatives of the several underwriters, have and will, and each underwriter and dealer has advised the undersigned that it has and, will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Washington, D.C. time, on October 29, 2013 or as soon thereafter as practicable.

Very truly yours,

MORGAN STANLEY & CO. LLC
LEERINK SWANN LLC
As representatives of the
several Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Jon Zimmerman
Name: Jon Zimmerman
Title: Vice President

LEERINK SWANN LLC

By:	/s/ John I. Fitzgerald, Esq.
Name: John I. Fitzgerald, Esq.
Title: Managing Director